Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1)	RESIGNATION OF EXECUTIVE DIRECTOR;
(2)	WITHDRAWAL OF ORDINARY RESOLUTION NUMBER 4 AT THE AGM; AND
(3)	UPDATES ON REPORT OF DIRECTORS IN 2021 ANNUAL REPORT

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Mr. Wang Yuhang (“Mr. Wang”) has resigned from his position as an Executive Director of the Company by reason of age with effect from 19 April 2022. Mr. Wang has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge Mr. Wang’s outstanding contributions to the Company with the highest regard and deepest gratitude.

WITHDRAWAL OF ORDINARY RESOLUTION NUMBER 4 AT THE AGM

Reference is made to the Company’s notice of annual general meeting (the “AGM Notice”), circular regarding buy-back mandate, re-election of directors and other matters (the “AGM Circular”) and form of proxy (the “Proxy Form”) dated 13 April 2022 in relation to the 2022 annual general meeting of the Company (the “AGM”) to be held in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 18 May 2022 at 10:00 a.m.

Due to the resignation of Mr. Wang, ordinary resolution number 4 in respect of the re-election of Mr. Wang as an Executive Director of the Company as set out in the AGM Notice, the AGM Circular (including Appendix I thereto) and the Proxy Form is no longer applicable and will not be put forward for consideration and approval by the shareholders of the Company at the AGM.

Those Proxy Forms already lodged by shareholders of the Company shall remain valid, except that no vote will be conducted or counted by the Company for ordinary resolution number 4.

Shareholders of the Company are reminded to carefully read the AGM Notice (including its notes) and the AGM Circular (including Appendix II thereto) for details in respect of other resolutions which will be put forward as scheduled for consideration and approval at the AGM, eligibility for attending the AGM, appointment of proxy and other relevant matters.

UPDATES ON REPORT OF DIRECTORS IN 2021 ANNUAL REPORT

Pursuant to Article 109 of the Company’s articles of association (the “Articles of Association”), at each annual general meeting, one-third of the Company’s directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one- third, shall retire from office by rotation.

Reference is made to the section headed “Report of Directors – Directors” in the Company’s 2021 annual report published on 13 April 2022, where it was mentioned that, pursuant to Article 109 of the Articles of Association, Mr. Wang Yuhang, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu would retire by rotation at the AGM.

Following the resignation of Mr. Wang, the number of Board members has changed from eight to seven, of whom Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu will retire by rotation at the AGM. Such arrangement is in compliance with Article 109 of the Articles of Association.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 19 April 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr.  Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.